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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)*
ORIGEN FINANCIAL, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
68619E208

(CUSIP Number)
Paul A. Halpern
2300 Harmon Road
Auburn Hills, Michigan 48326
(248) 340-2264

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 8, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68619E208

1	NAMES OF REPORTING PERSONS William M. Davidson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,600,000[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,350,000[2]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,350,000[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Represents shares of the Company’s common stock that may be acquired pursuant to a stock purchase warrant issued by the Company in favor of the William M. Davidson Trust u/a/d 12/13/04 (the “Trust”) which may be exercised at the option of the holder at any time at an exercise price of $1.22 per share.
2 Includes: (a) 2,600,000 shares of the Company’s common stock that may be acquired pursuant to a stock purchase warrant, issued by the Company in favor of the Trust which may be exercised at the option of the holder at any time; and (b) 1,750,000 shares of the Company’s common stock held by Woodward Holding, LLC, a Michigan limited liability company (“Woodward”), of which Mr. Davidson is the sole member. Voting power for the 1,750,000 shares of the Company’s common stock held by Woodward is exclusively held by the manager of Woodward, Paul A. Halpern, and, as such, Mr. Davidson does not have voting power with respect to such shares. Both Woodward and its manager have previously filed Schedule 13Gs with respect to the 1,750,000 shares.

CUSIP No. 68619E208
Item 1. Security and Issuer
     The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share (“Common Stock”), of Origen Financial, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.
Item 2. Identity and Background
     (a) This statement is being filed by William M. Davidson, a resident of Michigan (the “Reporting Person”).
     (b) The principal business address of the Reporting Person is 2300 Harmon Road, Auburn Hills, Michigan 48326.
     (c) The present principal occupation or employment of the Reporting Person is Chairman, President and CEO of Guardian Industries Corp., a privately held manufacturing company. Guardian Industries Corp.’s address is 2300 Harmon Road, Auburn Hills, Michigan 48326.
     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person personally provided the funds used by Woodward to acquire 1,750,000 of the shares of Common Stock subject to this statement, which shares were purchased in October 2003. The Reporting Person is the sole member of Woodward. The remaining 2,600,000 shares of Common Stock subject to this statement may be acquired, pursuant to a five-year stock purchase warrant (the “Warrant”), at the option of the Trust at an exercise price of $1.22 per share. Funds for any such exercise are expected to be provided by the Trust or the Reporting Person. The Warrant was issued to the Trust in connection with (1) an amendment and restatement of a $15 million secured loan agreement between the Company and the Trust, as of April 8, 2008, pursuant to which the previous convertible note was amended to eliminate the conversion feature, and (2) the Company and the Trust entered into a new additional $46 million secured loan agreement, the Warrant and a related Registration Rights Agreement, all as of April 8, 2008. As part of these transactions, a warrant to purchase 500,000 shares of Common Stock previously issued to the Trust and the related Registration Rights Agreement were cancelled. The Trust is a revocable grantor trust and was established by the Reporting Person as the grantor. As the grantor of the Trust, the Reporting Person is the beneficial owner of the securities held by the Trust. The Trust used its funds to finance the loan arrangement with the Company.
Item 4. Purpose of Transaction
     The Reporting Person owns the securities of the Company for investment purposes and may from time to time increase or decrease his position in the Company’s securities. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the investments in the Company as he deems appropriate including, without limitation,

CUSIP No. 68619E208
purchasing additional shares of Common Stock, exercising the Warrant or selling some or all of the shares of Common Stock or changing his intention with respect to any and all matters described below. In addition, as part of the loan transactions, and in response to a request on behalf of Mr. Davidson that Jonathan Aaron, Mr. Davidson’s step-daughter’s husband, be added to the Company’s Board of Directors, the Company plans to nominate Jonathan Aaron for election as a director of the Company at its 2008 annual meeting of shareholders. Mr. Aaron is Assistant to the President of Guardian Industries Corp., a privately held manufacturing company located in Auburn Hills, Michigan.
     Other than as described above, the Reporting Person has no current plans or proposals which relate to, or would result in, (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s present capitalization or dividend policy, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above. The foregoing notwithstanding, the Reporting Person intends to remain free to take such actions, including the making of such proposals, as he may from time to time deem appropriate in light of the circumstances which might arise from time to time.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person beneficially owns 4,350,000 shares of Common Stock, constituting approximately 15.2% of the shares of Common Stock, based on 26,014,918 shares of Common Stock issued and outstanding as of February 29, 2008, as reported on the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 2,600,000 shares of Common Stock issuable upon exercise of the Warrant. The 4,350,000 shares of Common Stock beneficially owned by the Reporting Person includes: (a) 2,600,000 shares of the Company’s common stock that may be acquired upon exercise of the Warrant by the Trust; and (b) 1,750,000 shares of the Company’s common stock held by Woodward, of which Mr. Davidson is the sole member.
     (b) The Reporting Person has sole voting and dispositive power with respect to the 2,600,000 shares of Common Stock that may be acquired by the Trust upon exercise of the Warrant. The Trust is a revocable grantor trust and was established by the Reporting Person as the grantor. As the grantor of the Trust, the Reporting Person is the beneficial owner of the securities held by the Trust. The Reporting Person has sole dispositive power with respect to the 1,750,000 shares of Common Stock held by Woodward of which the Reporting Person is the sole member. The manager of Woodward has sole voting power with respect to the 1,750,000 shares of Common Stock of the Company. The principal business and office address of the Trust and of Woodward is 2300 Harmon Road, Auburn Hills, Michigan 48326. Neither the Trust nor Woodward has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Trust nor Woodward has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) Other than acquiring the Warrant, amending the previous convertible note to eliminate the conversion feature, and cancelling a previous warrant to purchase 500,000 shares of Common Stock as described in Item 3, there have been no transactions in the Company’s Common Stock in the last sixty days by the Reporting Person.

CUSIP No. 68619E208
     (d) No person other than the Reporting Person, the Trust and Woodward is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As described in Item 3, the Warrant was issued to the Trust in connection with (1) an amendment and restatement of a $15 million secured loan agreement between the Company and the Trust, as of April 8, 2008, pursuant to which the previous convertible note was amended to eliminate the conversion feature, and (2) the Company and the Trust entered into a new additional $46 million secured loan agreement, the Warrant, and a related Registration Rights Agreement, all as of April 8, 2008. As part of these transactions, a warrant to purchase 500,000 shares of Common Stock previously issued to the Trust and the related Registration Rights Agreement were cancelled. See the disclosure regarding such contracts, arrangements, understandings or relationships in the Company’s Current Report on Form 8-K, dated April 8, 2008, which details the transaction relating to the Warrant and the related Registration Rights Agreement (“Form 8-K”), which is incorporated in this statement by reference.
Item 7. Material to Be Filed as Exhibits
     See Exhibits 4.1, 4.2, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10 to Form 8-K which are incorporated in this schedule by reference.

CUSIP No. 68619E208
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ WILLIAM M. DAVIDSON
William M. Davidson

Dated: April 11, 2008